Exhibit 10.5

Summary of Registrant’s 2nd Half 2006 Incentive Compensation Plan

The 2nd Half 2006 Incentive Compensation Plan provides certain target levels for second half 2006 revenue, EBITDA (excluding the effects of stock compensation charges) and cash flow which, if reached, would result in the payment of cash bonus awards (included in EBIDTA above) of approximately $900,000. The at risk cash bonus awards would range from 20% to 60% of each participant’s base salary.